Item 77I. Terms of New or Amended Securities  -


The Board of Trustees of Morgan Stanley
Institutional Fund Trust (the "Board of Trustees"), at a meeting duly convened and held on February
29-March 1, 2012, adopted resolutions which established additional classes of beneficial interest, without par value, as designated below.
Core Fixed Income Portfolio
Class H and Class L
Core Plus Fixed Income Portfolio
Class H and Class L
Limited Duration Portfolio
Class H and Class L
Global Strategist Portfolio
Class H and Class L
Mid Cap Growth Portfolio
Class H and Class L

The Class H and Class L shares are fully paid and non-assessable and have no preference as to conversion, exchange, dividends, retirement or other features and they have no preemptive rights.
The shares have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees if they choose to do so.
A shareholder of a class is entitled to one vote for each full class share held (and a fractional vote for each fractional class share held) in the shareholder's name on the books of the Fund. Shareholders of a class have exclusive voting rights regarding any matter submitted to shareholders that relates solely to that class of shares (such as a service agreement relating to that class), and separate voting rights on any other matter submitted to shareholders in which the interests of the shareholders of that class differ from the interests of holders of any other class.